

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Gerard Barron
Chief Executive Officer
TMC the metals company Inc.
595 Howe Street, 10th Floor
Vancouver, British Columbia
V6C 2T5

> **Re: TMC the metals company Inc.**
> **Registration Statement on Form S-3**
> **Filed November 30, 2023**
> **File No. 333-275822**

Dear Gerard Barron:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Daniel Kajunski